UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
_________________________________________________
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ____________

Commission file number: 1-10006

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Frozen Food Express Industries, Inc.
401 (k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Frozen Food Express Industries, Inc.
1145 Empire Central Place
Dallas, Texas 75247

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401 (k) SAVINGS PLAN

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401 (k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2004 and 2003

	2004	2003
Investments	$50,964,949	$32,054,610
Participant notes receivable	1,659,756	1,489,667
Employer contributions receivable	61,147	51,014
Employee contributions receivable	208,831	135,609
Other	35,326	21,515
Total investments	52,930,009	33,752,415

Less:
Benefits payable	6,051,759	3,557,532
Other	41,874	17,651
	6,093,633	3,575,183
Net assets available for plan benefits	$46,836,376	$30,177,232

See accompanying notes and report of independent registered public accounting firm.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401 (k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Years Ended December 31 2004, 2003 and 2002

	2004	2003	2002
Investment income:
Dividend income	$198,756	$44,063	$67,851
Interest income	179,309	164,106	187,686
	378,065	208,169	255,537
Administration expense	(114,621)	(67,908)	(189,212)
Realized gain (loss)	2,798,530	1,022,083	(1,440,830)
Net unrealized appreciation in market value of investments	17,358,620	14,554,076	2,630,175
Employee contributions	1,842,907	1,966,932	1,759,504
Employer contributions	526,854	492,169	581,903
	22,412,290	17,967,352	3,341,540
Decrease in fair market value of plan benefits payable to participants	(6,131,211)	(4,154,497)	(2,555,376)
Net increase	16,659,144	14,021,024	1,041,701
Assets transferred to the Savings Plan of W&B	-	-	(690,383)
Net assets available for plan benefits at beginning of year	30,177,232	16,156,208	15,804,890
Net assets available for plan benefits at end of year	$46,836,376	$30,177,232	$16,156,208

See accompanying notes and report of independent registered public accounting firm.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401 (k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

1.	Description of the Savings Plan
The Frozen Food Express Industries, Inc. 401(k) Savings Plan (the "Savings Plan") is a defined contribution plan covering substantially all employees of Frozen Food Express Industries, Inc. ("FFEX") and its wholly-owned subsidiaries (the "Employer"). The Savings Plan is designed to comply with the Employee Retirement Income Security Act of 1974 ("ERISA") and to allow employees the option of investing in common stock of FFEX or in other investment funds designated by the Savings Plan committee (the "Savings Committee"). Participants should refer to the Savings Plan agreement for a more complete description of the Savings Plan's provisions.

Contributions - Participants may elect to contribute to the Savings Plan through periodic payroll deductions, subject to limits defined by the Savings Plan. Participants may also make a rollover contribution from other qualified plans or rollover IRA. Generally, for eligible participants, the Company matches contributions at 50 cents for each pre-tax dollar contributed up to the first 4% of eligible pay.

Employee contributions, excluding rollovers, amounted to $1,841,194, $1,634,013 and $1,665,054, in 2004, 2003 and 2002, respectively.  In addition, Employer cash contributions to the Savings Plan amounted to $ 157,594, $0 and $1,084 in 2004, 2003 and 2002, repectively.  During 2004, 2003 and 2002, 48,928, 133,674 and 243,028 shares, repectively of FFEX stock, valued at $319,477, $492,169 and $580,819, respectively were contributed to the Savings Plan.

Eligibility - An Employee who completes 90 days of employment with an Employer may enter the Savings Plan on the first business day of the month thereafter.

Participants' Accounts - Each Participant account is credited with the Participant's contributions and an allocation of (a) the Employer's contributions, and (b) plan earnings. Allocations of plan earnings are based on Participants' account balances, allocation of Employers' contributions are based on Participants' quarterly contributions, and allocations of forfeitures are based on the participants' annual compensation.

Participant Notes Receivable - Participants may borrow from their fund accounts in  an amount not to exceed the lesser of $50,000 or 50% of the Participant's vested account balance. Loan transactions are treated as a transfer between the investment fund and the Participant Notes Receivable. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate as determined by the Savings Committee. The interest rates charged for loans made in 2004, 2003 and 2002 ranged from 5.00% to 6.00%. Principal and interest payments are due in substantially level amortized payments payable not less than quarterly through payroll deductions.

Vesting - Upon termination of employment, participants are entitled to receive 100% of their own contributions and any earnings thereon. Participants' benefits from Employer contributions begin to vest upon of two years of credited service and vest 100% upon six years of credited service as defined by the Savings Plan.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401 (k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Investment Options - During each of the three years ending December 31, 2004, Participants could direct employee contributions in any of ten investment options, as follows:

•
Stable Value Fund - The fund invests in assets whose principal value remains stable regardless of stock and bond market fluctuations. The Savings Plan committee has selected the ABN AMRO Income Plus Fund as the investment vehicle for this fund.

•
Intermediate Bond Fund - The fund invests in fixed-income securities including corporate bonds, U.S. government securities, mortgage- related securities, and money-market instruments. The Savings Plan committee has selected the PIMCO Total Return Institutional Fund as the investment vehicle for this fund.

•
Mixed Investment Fund - The fund may invest a large portion of its assets in common stock and convertible securities. Prospective dividends and earnings are major considerations in these purchases. The Savings Plan committee has selected the ABN AMRO Balanced Class N Fund as the investment vehicle for this fund.

•
Stock Index Fund - The fund attempts to replicate the aggregate return and risk of the Standard & Poor's 500 index. The fund will purchase all, or a representative sample of all the stocks held in the S&P 500 index. The Savings Plan committee has selected the ABN AMRO S&P 500 Index Fund as the investment vehicle for this fund.

•
Large Cap Growth Stock Fund - The fund seeks capital appreciation by investing primarily in securities that are expected by the fund to grow at an above average rate. The Savings Plan committee has selected the ABN AMRO Growth Class N Fund as the investment vehicles for this fund.

•
Large Cap Value Stock Fund - This fund seeks capital by investing in large companies that are currently considered by the fund to be undervalued or demonstrate growth in earnings and revenue. The Savings Plan Committee has selected the Van Kampen Growth and Income Fund as the investment vehicle for this fund.

•
Small Growth Stock Fund - The fund invests primarily in common stocks of companies whose earnings are growing at an accelerating note. The Savings Plan committee has elected the ABN AMRO/ Veredus Aggressive Growth Fund as the investment vehicle for this fund.

•
Small Cap Value Stock Fund - The fund seeks capital growth by investing in small-sized companies that are currently considered by the fund to be undervalued or demonstrate growth in earnings and revenue. The Savings Plan committee has selected the Royce Low Priced Stock Fund as the investment vehicle for this fund.

•
International Stock Fund - The fund invests primarily in stocks and debt securities of companies and governments outside the United States. The Savings Plan committee has selected the Julius Baer International Equity Fund as the investment vehicle for this fund.

•	Frozen Food Express Industries, Inc. Unitized Stock Fund - Funds that are invested in the common stock of FFEX and a very modest amount of cash and cash equivalents.

Administration - The Savings Plan is administered by a committee appointed by the Board of Directors of FFEX. Administrative expenses not paid by FFEX are paid by the Savings Plan.

Termination of the Plan - While no Employer has expressed any intent to discontinue its contributions, Employers are free to discontinue contributions and FFEX may terminate the Savings Plan at any time. If terminated, net assets of the Savings Plan would be distributed to Participants and beneficiaries as prescribed by the terms of the Savings Plan, in accordance with ERISA. Upon termination of the Savings Plan, Participants' accounts become 100% vested.

Forfeited accounts - At December 31, 2004, forfeited nonvested accounts totaled $88,781. These accounts will be used to reduce Employer expenses. During 2003, Employer expenses were reduced by $63,099 from forfeited nonvested accounts.  During 2002, Employer expenses were reduced by $23,762 from forfeited non-vested accounts.  During 2004, Employer expenses were reduced by $60,195 from forfeited nonvested accouts.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401 (k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

2.	Summary of Significant Accounting Policies

   Basis of accounting - The financial statements of the Savings Plan are under the accrual method of accounting.

Accounting estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Savings Plan committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual outcomes may vary from these estimates.

Valuation of investments - Investments are valued based on the quoted market price on the last day of the year. The change in the difference between current market value and cost of the investment is reflected in the statement of changes in net assets available for plan benefits by investment fund as net unrealized appreciation or depreciation in market value of investments.

3.	Net Asset Values

The following table presents the net asset values of each investment fund as of December 31, 2004 and 2003:
	2004	2003
Frozen Food Express industries, Inc. Unitized Stock Fund, 1,588,448 shares and 1,782,014 shares, respectively. *	$34,243,010	$20,066,918
ABN AMRO Income Plus Fund, 385,420 shares and 247,511 shares, respectively.	2,279,202	1,467,784
PIMCO Total Return Institutional Fund, 176,607 and 147,519 shares, respectively.	1,726,783	1,449,494
ABN AMRO Balanced Class N Fund, 162,355 shares and 152,386 shares, respectively.	1,603,599	1,507,990
ABN AMRO S&P 500 Index Fund , 202,069 shares and 196,075 shares, respectively.	937,274	799,912
ABN AMRO Growth Class N Fund, 44,397 shares and 47,848 shares, respectively.	897,121	910,520
Van Kampen Growth & Income Fund, 67,733 shares and 56,896 shares, respectively.	1,238,496	894,899
Julius Baer International Equity fund, 30,418 shares and 25,919 shares, respectively.	816,125	481,738
ABN AMRO/Veredus Aggressive Growth Fund, 52,287 shares and 57,052 shares, respectively.	913,635	810,623
Royce Low Price Stock Fund, 43,091 shares and 27,323 shares, respectively.	521,375	297,687
	$45,176,620	$28,687,565

*Includes nonparticipant-directed shares at December 31, 2004 and 2003 were 689,887 and 727,073 (unitized shares), respectively. Net asset value of such shares were $14,872,260 and $8,187,425 as of December 31, 2004 and 2003, respectively.

During 2004, the Plan's investments (including realized gains and losses on investments bought and sold, as  well as investments held during the year) appreciated in value by $16,489,055 as follows:

Frozen Food Express Industries, Inc. Unitized Stock Fund	$14,176,092
Other Funds	2,312,963
$16,489,055

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401 (k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)
4.  Income Tax Status
The Savings Plan obtained its latest determination letter on August 29, 1996, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Savings Plan has been amended since receiving the determination letter. However, the Savings Plan administrator and the Savings Plan's tax counsel believe that the Savings Plan is currently designed and being operated in compliance with the applicable requirements of Internal Revenue Code.  Therefore, no provision for income taxes has been reflected in the Savings Plan's financial statements.

5.  Plan Amendment
During the year ended December 31 2003, the plan was amended to conform with certain changes in the tax code as a result of the Economic Growth and Tax Relief Reconciliation Act of 2001.  Changes to the plan included catch-up provisions, new vesting schedule, increases in salary  deferral limits and other related items.

During the year ended December 31, 2004, the plan was amended to allow Matching Employer Contributions to be made in either Company Stock or in cash.

6.  Divestiture
In May 2002, approximately $690,000 was transferred to the Savings Plan of one of the Sponsor's former subsidiaries and is reflected on the Satement of Changes in Net Assets.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401 (k) SAVINGS PLAN
PLAN 001
EIN 75-1031831

SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

December 31, 2004

(a)	(b) Identity of Issue	(c) Description of Investment		(d) Cost	(e) Current Value
	Cash	United States Dollars		$5,835	$5,835
*	Frozen Food Express Industries, Inc. Unitized Stock Fund	1,588,448	Shares	9,672,973	39,086,933
	ABN AMRO Income Plus Stable Value	385,420	Shares	2,101,684	2,185,685
	PIMCO Total Return Institutional Fund Intermediate Bond	176,607	Shares	1,900,407	1,884,395
	ABN AMRO Balanced Mixed Investment	162,355	Shares	1,713,732	1,800,515
	ABN AMRO S&P 500 Index Index Stock	202,069	Shares	798,074	1,002,667
	ABN AMRO Growth Basic Stock	44,397	Shares	860,922	1,027,354
	Van Kampen Growth Growth Stock	67,733	Shares	1,107,419	1,367,527
	Julius Baer International Equity International Stock	30,418	Shares	848,655	961,512
	Veredus Aggressive Growth Small-Cap Stock	52,287	Shares	689,703	981,943
	Royce Low Price Stock Small-Cap Value	43,091	Shares	576,750	660,583
				$20,276,154	$50,964,949
	Loans to Participants	Interest bearing notes at 5.00%-6.00%		N/A	$1,659,756

                *Party-in-interest to the Plan

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401 (k) SAVINGS PLAN
PLAN 001
EIN 75-1031831

SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS
(ACQUIRED AND DISPOSED OF WITHIN THE YEAR)

December 31, 2004

(a) Identity of Issue	(b) Description of Investment	(c) Cost	(d) Proceeds
Frozen Food Express Industries, Inc. Unitized Stock Fund *	320,640 shares	$2,428,832	$4,826,264

* These are total shares sold within the plan year, not necessarily just those shares acquired and disposed within the plan year.

All other investment assets that were both acquired and disposed of during the plan year were interests issued by a company registered under the Investment Company Act of 1940.  Therefore, these transactions are excluded from this schedule in accordance with the Specific Instructions for Form 5500.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401 (k) SAVINGS PLAN
PLAN 001
EIN 75-1031831

SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF REPORTABLE TRANSACTIONS

December 31, 2004

		Purchases
(a) Identity of Party Involved	(b) Description	Shares/Units	(g) Cost	(h) Market Value	(i) Net Gain or Loss
Frozen Food Express Industries, Inc. *	Unitized Stock	127,073	1,783,931	3,126,892	1,342,960
ABN AMRO	Stable Value	256,123	1,434,961	1,452,451	17,491
PIMCO	Intermediate Bond	81,122	877,797	865,575	(12,222)
ABN AMRO	Balanced	61,973	697,144	687,279	(9,865)
ABN AMRO	Stock Index	64,460	298,965	319,850	20,886
ABN AMRO	Large-cap Growth	11,117	243,588	257,237	13,649
Van Kampen	Large-cap Value	27,709	518,660	559,443	40,784
ABN AMRO	Small-cap Growth	15,945	261,531	299,443	37,911
Royce	Small-cap Value	28,663	422,817	439,399	16,582
Julius Baer	International Stock	29	600	912	312

* Party in interest to the Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of the Savings Plan for
Employees of Frozen Food Express Industries, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Savings Plan for Employees of Frozen Food Express Industries, Inc. (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our 2002 audit in accordance with generally accepted accounting standards in the United States. We conducted our 2004 and 2003 audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Savings Plan for Employees of Frozen Food Express Industries, Inc., as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 9, 10 and 11 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules on pages 9, 10 and 11 have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Waters, Wright & Associates, LLP

Waters, Wright & Associates, LLP
Mansfield, Texas
JUNE 22, 2005

SIGNATURE
      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Frozen Food Express Industries, Inc.
401 (k) Savings Plan

/s/ F. Dixon McElwee, Jr. Name: F. Dixon McElwee, Jr. Title: Senior Vice President and Chief Financial Officer

Date: June 22, 2005

EXHIBIT INDEX

EXHIBIT

23.	Consent of Waters, Wright & Associates, LLP, Independent Registered Public Accounting Firm dated June 22, 2005.